Clarification of the Next Magazine's report regarding the Company's procurement of 3G systems

Date of events: 2013/02/05

Contents:

1. Date of occurrence of the event: 2013/02/05

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter "head office" or "affiliate company"): head office

4. Reciprocal shareholding ratios: N.A.

5. Cause of occurrence: Clarification of the Next Magazine's report regarding the Company's procurement of 3G system

6. Countermeasures: The 3G system procurement was proceeded in accordance with the Government Procurement Law prior to the Company's privatization while in accordance with the Procurement Management Rules of Chunghwa Telecom Co., Ltd. after privatization. All the procedures were carried out strictly in compliance with the internal control requirements.

7. Any other matters that need to be specified: Please find more details on the Company's website: http:// www.cht.com.tw/aboutus/messages/msg-130205-115149.html